17009516

SEC Mail Processing Section

MAR 30 2017

Washington DC 406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Client One Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dea Kent (913) 814-6097
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLC
(Name – *if individual, state last, first, middle name*)

10965 Grenada Lane, Suite 201 (Address) Leawood (City) KS (State) 66211 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 31 AM 8:08
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO, President
Title

See attached certificate
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to ~~(or affirmed)~~ before me on this

24th day of March, 2017, by
Date / Month / Year

(1) James Thompson,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and)

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

MICHAEL OHANNESIAN
Commission # 2144786
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2020

Place Notary Seal Above

Signature ____________________
Signature of Notary Public

Further description of Any Attached Document

Title or Type of Document: Oath or Affirmation to Annual Audited Report Form X-17A-5 Part

Document Date: — Number of Pages 2

Signer(s) Other Than Named Above: —

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2016

Client One Securities, LLC
Table of Contents
December 31, 2016

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Client One Securities LLC

We have audited the accompanying financial statements of Client One Securities, LLC,, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10, and the related notes to the financial statements and supplemental information. Client One Securities, LLC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Client One Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Client One Securities, LLC.'s financial statements. The supplemental information is the responsibility of Client Once Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
March 28, 2017

Client One Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	180,914
Restricted cash - clearing firm accounts		330,263
Commissions receivable due from clearing firm		188,507
Due from reps		35,797
Other receivables		275,750
Other assets		94,556
Total Assets	$	1,105,787
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	10,672
Accrued commissions and compensation		322,259
Total Liabilities		332,931
Member's Equity		772,856
Total Liabilities and Member's Equity	$	1,105,787

The accompanying notes are an integral part of these financial statements.

Client One Securities, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Broker dealer commission revenue	$ 6,052,236
RIA revenue	3,230,501
Other revenue	1,260,648
Total Revenue	10,543,385
Expenses	
Broker dealer commission expense	8,268,651
Licensing and fees	1,018,989
Salary	769,853
Rent	26,945
Employee benefits	107,488
Professional fees	58,453
Office expense	478,535
Total Expenses	10,728,914
Net Loss	$ (185,528)

The accompanying notes are an integral part of these financial statements.

Client One Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance at December 31, 2015	$	608,384
Capital contribution		350,000
Net loss		(185,528)
Balance at December 31, 2016	$	772,856

The accompanying notes are an integral part of these financial statements.

Client One Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(185,528)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Due from clearing broker		(148,463)
Due from reps		(33,289)
Other receivables		(202,500)
Prepaid expense		102,090
Accounts payable		83
Accrued liabilities		162,145
Cash flows used in operating activities		(305,462)
Cash flow from investing activities:		
Restricted cash - clearing account		(30,667)
Net cash used in investing activities		(30,667)
Financing activities:		
Capital contributed from member		350,000
Net Cash flows from financing activities		350,000
Increase in cash		13,871
Cash, beginning of year		167,043
Cash, end of year	$	180,914
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

Client One Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2016.

The accompanying notes are an integral part of these financial statements.

Client One Securities, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – General and Summary of Significant Accounting Policies

General

Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative One Marketing Corporation, formerly known as Creative Marketing International Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. The Company is engaged in the sale of shares of mutual funds, including open-end investment companies, registered variable annuity contracts and flexible life policies. The Company also collects management fees as a Registered Investment Advisor (RIA).

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

The Company maintains cash accounts required by the brokerage clearing firm utilized by the Company. These accounts are classified as "Restricted cash – clearing firm accounts" on the accompanying financial statements.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, restricted cash, commissions receivable, due from reps, other receivables, accounts payable, and accrued commissions and compensation approximate their fair values based on the short-term maturity of these instruments.

Accounting Standards Codification ("ASC") Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company believes that the fair values of all financial instruments were not materially different than their carrying values at December 31, 2016.

(d) Revenue Recognition

The Company earns revenue (commissions) and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

(e) Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

(f) Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting pronouncements as of the date these financial statements were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under

such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $294,986 and was $244,986 in excess of its required net capital of $50,000.

Note 3 – Related Party Transactions

The Company rents its facilities from its parent company and paid $26,945 in rent during 2016.

Note 4 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2016, there were no amounts to be indemnified to the clearing brokers.

Note 5 – Commitments and Contingencies

The Company has no commitments or contingencies at December 31, 2016.

Note 6 – Subsequent events

Due to unexpected turnover in key personnel and audit staff, the Company was late in filing its annual audit report with the designated regulatory authorities for which the Company received an administrative fine of $1,000. The Company has evaluated all other subsequent events through March 28, 2017, the date the financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2016 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2016

Computation of Net Capital		
Net Capital -Total Members Equity	$	772,856
Deductions		
Receivables from broker dealers		(71,767)
Other receivables		(275,750)
Other assets		(94,556)
Receivables from reps		(35,797)
Net Capital Before Haircuts		294,986
Haircuts		-
Net Capital	$	294,986
Computation of Basic Net Capital Requirement		
Minimum Capital Requirements (6 2/3%) of Net Aggregate Indebtedness or $50,000 whichever is higher		50,000
Excess Net Capital	$	244,986
Aggregate Indebtedness	$	332,931
6-2/3% of Aggregate Indebtedness		22,196
Excess Net Capital Based on Aggregate Indebtedness	$	272,790
Ratio of Aggregate Indebtedness to Net Capital		112.86%
Reconciliation with Company's Calculation		
Net Capital as Reported on FOCUS IIA as of December 31, 2016	$	105,456
Change in Equity		104,120
Change in Non-Allowable Assets		85,410
Net Capital Per Audit	$	294,986

Client One Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Client One Securities, LLC
Report on Exemption Provision
For the Year Ended December 31, 2016

ClientOne
securities, llc

EXEMPTION REPORT

Client One Securities, LLC
We confirm, to the best of our knowledge and belief, that:

1. **Client One Securities, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016.

2. **Client One Securities, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016 without exception.

Sign: ______________________ Date: 3/13/17

James Thompson
President/CCO
Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS 66211
SEC filing # 8-68494
Firm ID # 152974

11460 Tomahawk Creek Parkway | Suite 100 | Leawood, KS 66211
T 888.909.9399 | P 913.814.6097 | F 913.273.1453 | www.client1securities.com

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) Client One Securities, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Client One Securities, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (i), the "exemption provisions") and (2) Client One Securities, LLC. stated that Client One Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Client One Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Client One Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 28, 2017

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Members
Client One Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2016, which were agreed to by Client One Securities, LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating Client One Securities, LLC.'s compliance with the applicable instructions of Form SIPC-7. Client One Securities, LLC's management is responsible for Client One Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

152974 FINRA DEC

Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS 66211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dea Kent (913) 814-6097

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 13,143
B. Less payment made with SIPC-6 filed (exclude interest) 07/28/2016 Date Paid		(3,142)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		10,001
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,001
G. PAYMENT: √ the box Check mailed to P.O. Box [√] Funds Wired [ ] Total (must be same as F above)	$ 5,254	NOTE: Amount due was underpaid by $4,747
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Client One Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________
and ending ________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,543,386
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,167,858
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	118,572
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	5,286,230
2d. SIPC Net Operating Revenues	$ 5,256,956
2e. General Assessment @ .0025	$ 13,143
	(to page 1, line 2.A.)

2